UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: December 31, 2005 Estimated average burden hours per response 11

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ___________)

PerfectData Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

713727105

(CUSIP Number)

Neil J. Koren, Esq.
Shartsis Friese LLP
One Maritime Plaza, 18th Floor
San Francisco, CA 94111-3598

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 21, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ( the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Steven L. Martin

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) _____

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 286,104
8. Shared Voting Power 2,858,250
9. Sole Dispositive Power 286,104
10. Shared Dispositive Power 2,858,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person 3,144,354

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 32.4%

14. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Slater Capital Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) _____

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 2,858,250
9. Sole Dispositive Power 0
10. Shared Dispositive Power 2,858,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person 2,858,250

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 30.3%

14. Type of Reporting Person (See Instructions) OO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Slater Asset Management, L.L.C.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) X
(b) _____

3. SEC Use Only

4. Source of Funds (See Instructions) AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,715,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,715,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,715,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 20.7%

14. Type of Reporting Person (See Instructions) OO, HC

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Slater Equity Partners, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 1,715,000
9. Sole Dispositive Power 0
10. Shared Dispositive Power 1,715,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person 1,715,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 20.7%

14. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Slater Equity Partners Offshore Fund Ltd.

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions) WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 952,750
9. Sole Dispositive Power 0
10. Shared Dispositive Power 952,750

11. Aggregate Amount Beneficially Owned by Each Reporting Person 952,750

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions) ______

13. Percent of Class Represented by Amount in Row (11) 12.6%

14. Type of Reporting Person (See Instructions) OO

Item 1. Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of PerfectData Corporation (the "Issuer"). The principal executive office of the Issuer is located at 825 Third Avenue, 32nd Floor, New York, NY 10022.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Steven L. Martin,
Slater Asset Management, L.L.C. ("SAM")
Slater Capital Management, L.L.C. ("SCM"),
Slater Equity Partners, L.P. (the "Partnership")
Slater Equity Partners Offshore Fund Ltd. (the "Offshore Fund")
(collectively, the "Filers").

(b) The business address of all the Filers except the Offshore Fund is:
153 East 53rd Street, 26th Floor, New York, NY 10022

The business address of the Offshore Fund is:
c/o Citco Fund Services (Cayman Islands) Limited
Corporate Centre, West Bay Road
P.O. Box 31106 SMB
Grand Cayman, Cayman Islands

(c) Present principal occupation or employment or the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Martin is the Manager and controlling owner of SAM and SCM. SAM is the general partner of, and SCM is the investment adviser of the Partnership. SCM is also the investment adviser to the Offshore Fund and another client account.

(d) During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Please see the cover sheet for each Filer for the citizenship of that Filer.

Item 3. Source and Amount of Funds or Other Consideration

On June 21, 2005, the Partnership, the Offshore Fund and another client account of which SCM is the investment adviser, purchased from the Issuer in a private placement (the "Private Placement") (a) 2,286.6 shares of the Issuer's Series B Convertible Preferred Stock (the "Series B Stock"), convertible into 2,286,600 shares of the Stock at the option of the holder, subject to adjustment on the occurrence of certain events and (b) Common Stock Warrants (the "Warrants") for the purchase of 571,650 shares of the Stock at an exercise price of $1.968 per share. The Series B Stock and the Warrants are convertible into shares of Stock reported on this Schedule 13D. The source and amount of funds used to purchase the securities in the Private Placement and to purchase Stock in prior transactions were as follows:

Purchaser	Source of Funds	Amount

SCM	AF	$3,000,000 (See Note)
Partnership	WC	$1,800,000
Offshore Fund	WC	$1,000,000
Steven L. Martin	PF	$112,353

Note: The amount shown for SCM includes funds of the Partnership, the Offshore Fund and the other client account.

Item 4. Purpose of Transaction

The Filers acquired the Stock for investment purposes in the ordinary course of business. In pursuing their investment purposes, the Filers may further purchase, hold, vote, trade, dispose or otherwise deal in the Stock at times, and in such manner, as they deem advisable to benefit from changes in market prices, changes in the Issuer's operations, business strategy or prospects, or from the sale or merger of the Issuer. To evaluate such alternatives, the Filers routinely will monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Filers and other investment considerations. Consistent with their investment research methods and evaluation criteria, the Filers may discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. As a result of such factors and discussions, the Filers may change their ownership of the Stock, exchange information with the Issuer pursuant to confidentiality or similar agreements, propose changes in the Issuer's operations, governance or capitalization, or propose one or more of the other actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Filers may formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional Stock or dispose of all the Stock that they beneficially own, in public or privately negotiated transactions.

Item 5. Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers effected the following transactions in the Stock in the Private Placement and in an open market transaction. Such transactions were the only transactions in the Stock by the Filers since 60 days before date on cover page:

Name	Purchase or Sale	Date	Partnership	Offshore Fund	Other Client Accounts	Personal Account	Price Per Share

Steven L. Martin	Purchase	4/25/05				8,000	$1.54
SCM	Purchase	6/21/05	1,715,000	952,750	190,500		See Note

Note: Pursuant to the terms of the Private Placement, the Filers (including, for this note, the other client account) paid an aggregate purchase price of $3,000,000 for the Series B Stock and Warrants.

Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

SAM is the general partner of the Partnership, pursuant its agreement of limited partnership. SCM is the investment adviser to the Partnership, the Offshore Fund and the other client account pursuant to investment advisory agreements. Those agreements of limited partnership and investment advisory agreements give SAM and SCM the authority, among other things, to invest the funds of the Partnership, the Offshore Fund and the other client in the Stock, to vote and dispose of Stock and to file this statement on behalf of those accounts. Pursuant to the agreements of limited partnership, SAM is entitled to allocations based on assets under management and realized and unrealized gains from the Partnership.

Mr. Martin, SCM and SAM are filing this Schedule 13D jointly and constitute a group, within the meaning of Rule 13d-5(b) under the Act, but disclaim membership in a group with any other person. Each of the Partnership and the Offshore Fund is filing this Schedule 13D jointly with the other reporting persons, but not as a member of a group, and each expressly disclaims membership in a group. In addition, the filing of this Schedule 13D on behalf of the Partnership or the Offshore Fund should not be construed as an admission that either of them is, and each of them disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the 1934 Act, of any of the securities covered by this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit A Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G

* Exhibit B Certificate of Designations

* Exhibit C Warrant

* Exhibit D Form of Subscription Agreement

Exhibit E Lock-up Agreement

*Attached as Exhibits to the Issuer's Form 8-K filed June 22, 2005, and incorporated by reference herein.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2005

SLATER ASSET MANAGEMENT, L.L.C. By: /s/ Steven L. Martin, Manager	SLATER CAPITAL MANAGEMENT, L.L.C. By: /s/ Steven L. Martin, Manager
SLATER EQUITY PARTNERS, L.P. By: Slater Asset Management, L.L.C., General Partner By: /s/ Steven L. Martin, Manager	SLATER EQUITY PARTNERS OFFSHORE FUND LTD. By: Slater Capital Management, L.L.C., Attorney-in-fact By: /s/ Steven L. Martin, Manager
/s/ Steven L. Martin

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of any issuer. For that purpose, the undersigned hereby constitute and appoint Slater Asset Management, L.L.C., a Delaware limited liability company, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: July 1, 2005

SLATER ASSET MANAGEMENT, L.L.C. By: /s/ Steven L. Martin, Manager	SLATER CAPITAL MANAGEMENT, L.L.C. By: /s/ Steven L. Martin, Manager
SLATER EQUITY PARTNERS, L.P. By: Slater Asset Management, L.L.C., General Partner By: /s/ Steven L. Martin, Manager	SLATER EQUITY PARTNERS OFFSHORE FUND LTD. By: Slater Capital Management, L.L.C., Attorney-in-fact By: /s/ Steven L. Martin, Manager
/s/ Steven L. Martin